PGIM INVESTMENTS LLC
655 Broad Street
Newark, New Jersey 07102

January 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prudential Investment Portfolios, Inc. 14 (the “Company”)—Request for Withdrawal of Post-Effective Amendments Nos. 66, 67, 68, 69, 72, 73, 74, 75, 76, 77, 78, 79, 80 and 81 to the Company’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 002-82976 and 811-03712)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Company hereby requests withdrawal of the following Post-Effective Amendments under the 1933 Act (the “Amendments”) to the Company’s Registration Statement filed on Form N-1A relating to Class T shares of Prudential Government Income Fund, a series of the Company (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
66	December 21, 2016	0000067590-16-002843
67	February 8, 2017	0000067590-17-000132
68	March 10, 2017	0000067590-17-000174
69	April 6, 2017	0000067590-17-000296
72	May 10, 2017	0000067590-17-000604
73	June 1, 2017	0000067590-17-000633
74	June 30, 2017	0000067590-17-000820
75	July 31, 2017	0000067590-17-000879
76	August 29, 2017	0000067590-17-000915
77	September 26, 2017	0000067590-17-001037
78	October 25, 2017	0000067590-17-001147
79	November 22, 2017	0000067590-17-001218
80	December 20, 2017	0000067590-17-001403
81	January 19, 2018	0000067590-18-000039

The series and class identifiers for the Fund and its Class T shares are as follows:

Series Identifier: S000004573

Class T Identifier: C000179385

The Company is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of Class T shares of the Fund. No securities have been issued or sold, or will be issued or sold, in connection with the Amendments. This filing relates solely to Class T shares of the Fund.  No information contained herein is intended to amend, supersede, or affect any other filings relating to any other classes of the Fund.

If you have any questions, please feel free to contact me at (973) 802-5032.

Sincerely,

PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 14

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Assistant Secretary of the Company